Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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jgallant@graubard.com

        January 12, 2012

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC  20549
Attention:  H. Roger Schwall

Re:	Red Mountain Resources, Inc.
Form 8-K
Filed June 28, 2011 File No. 000-54444

Dear Mr. Schwall:

On behalf of Red Mountain Resources, Inc. (“Company”), we respond as follows to the Staff’s comments received on July 29, 2011 relating to the above-captioned Current Report on Form 8-K.  Captions and page references herein correspond to those set forth in Amendment No. 4 to the Current Report on Form 8-K.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 8-K filed June 28, 2011

General

1.
It appears that you are required to file historical financial statements for Black Rock’s acquisition of Madera assets on April 29, 2011. Additionally, it appears that pro forma financial statements reflecting the results of operations of the Madera assets are required. Please amend your filing accordingly. You may refer to the guidance at Regulation S-X, Rules 8-04 and 8-05 and Rule 11 for further information. To further our understanding, please provide additional details as to the status of the Madera assets in your response with consideration towards expanding your current disclosure in the filing.

Securities and Exchange Commission
January 12, 2012

We note that the Staff generally considers the acquisition of a working interest in an oil and gas property to be a business for reporting purposes, as opposed to the acquisition of assets.  However, the Company acquired the Madera assets more for their significant potential to produce oil, rather than their actual significance at the time.  This is evidenced by the fact that the entire purchase price paid by Black Rock to the owner of the Madera assets was allocated to the land on which the Madera assets were located rather than the Madera assets themselves.  At the time of their acquisition, the Madera assets were immaterial to Black Rock’s operations, were partially shut in and were not producing significant amounts of oil, representing only approximately 6% of Black Rock’s production.  Accordingly, due to this immateriality, we respectfully believe that the acquisition should be treated as the acquisition of acreage and lease rights, rather than a business requiring financial statements or pro forma information pursuant to Regulation S-X.  As a result, financial statements and pro forma information for the Madera assets have not been included in the Current Report.

Management’s Discussion and Analysis, page 17

2.
You state at the bottom of page 19 that you will be filing an amended Form 8-K within 90 days of the filing to provide the full-year financial statements for Black Rock Capital LLC as of and for the year ended May 31, 2011. Please note that you are required to file an amended Form 8-K with the financial statements of Black Rock Capital LLC’s most recently completed annual period prior to the date of the reverse recapitalization within 90 after Black Rock’s period end. As such, the amended Form 8-K is due within 90 days of May 31, 2011, not within 90 days of your filing. Please refer to our guidance at http://www.sec.gov/divisions/corpfin/cffinancialreportingmanual.pdf#page=306, paragraph 12220.1(c).

In preparing the Current Report, the Company followed the guidance of the March 31, 2011 version of the Division of Corporation Finance Financial Reporting Manual (“CFFRM”).  Section 12240.4 of that version of the CFFRM indicated as follows:

“If the accounting acquirer is a private operating company, file a Form 8-K or 20-F if the original Form 8-K or 20-F filed for the reverse acquisition did not include audited financial statements of the accounting acquirer for the latest fiscal year end or quarter that already passed.  The surviving entity should file the required information on a Form 8-K or 20-F within the time period specified in the appropriate annual or quarterly report form from the date that the original 8-K or 20-F was filed that reported the reverse merger.” (emphasis added)

Securities and Exchange Commission
January 12, 2012

We note that the Staff subsequently modified this clause in the June 30, 2011 version of the CFFRM.  Accordingly, the Company will follow the new guidance should this situation arise in the future.

Unregistered Sales of Equity Securities, page 24

3.
Please explain to us why your disclosure here states that you sold 6,135,000 shares for $6,135,000 between May 1, 2011, and June 11, 2011, but your disclosure on page P-5 indicates that Red Mountain raised a portion of that, $5,025,000, as of April 30, 2011.

The above-referenced disclosure was incorrect in that it should have indicated that only an additional $1,110,000 was raised between May 1, 2011 and June 11, 2011.  However, please note that the above-referenced disclosure has been replaced with cumulative information as to the total amount raised in the Company’s private placement and therefore this discrepancy has been eliminated.

Unaudited Pro Forma Financial Statements, page P-1

4.
Please revise your disclosure to remove the $1,110,000 adjustment, as it appears that this represents activity that occurred after April 30, 2011, and does not directly relate to the acquisition transaction. Your footnote disclosure here may include disclosures regarding subsequent transactions.

The Company presented pro forma information in the initial filing of the Current Report on Form 8-K to facilitate a more informative understanding for readers due to the various aspects of the transaction.  However, the Company was not required to include such pro forma information as the transaction was a reverse recapitalization.  This was acknowledged by the Staff in its written response, dated March 22, 2011, to the Company’s pre-filing consultation.  The Company subsequently omitted the pro forma financial information in Amendment No. 1 to the Current Report on Form 8-K filed on September 26, 2011 as the full financial statements for Black Rock were available at that time.  Furthermore, the Company has since filed its Quarterly Report on Form 10-Q for the quarter ended August 31, 2011 which included historical financial statements for the period in which the transaction occurred.  Accordingly, we respectively believe that no further amendment to the disclosure in the Current Report is required.  However, we note the Staff’s comment and will apply it as applicable with respect to future transactions.

5.	Please remove the word “unaudited” from the column representing the historical balance sheet of Black Rock for the nine months ended February 28, 2011, as it appears that these balances were audited.

As indicated above in response to comment 4, the pro forma financial information has been removed from the Current Report on Form 8-K.  Accordingly, we respectively believe that no further amendment to the disclosure in the Current Report is required.  However, we note the Staff’s comment and will apply it as applicable with respect to future transactions.

Securities and Exchange Commission
January 12, 2012

6.
On page P-6, you discuss a loan from the First State Bank of Lonoke in the amount of approximately $2.7 million. Your disclosures are inconsistent as the first sentence of the paragraph discussing this loan states the pro forma presentation does include the effect of this issuance, but later at the end of the page, you state the transaction is excluded from the pro forma presentation. Please revise and clarify the disclosures to correct the inconsistency. In addition, please note Rule 11-02(b)(6) of Regulation S-X states that a pro forma balance sheet presentation should include adjustments that are directly attributable to a transaction and factually supportable, regardless of whether they have a continuing impact or are non-recurring.

As indicated above in response to comment 4, the pro forma financial information has been removed from the Current Report on Form 8-K.  Accordingly, we respectively believe that no further amendment to the disclosure in the Current Report is required.  However, we note the Staff’s comment and will apply it as applicable with respect to future transactions.

Financial Statements of Black Rock Capital, Inc. Statement of Operations, page F-4

7.
We note the pro forma information disclosed here and on page F-3 of the financial statements of the properties acquired from MSB Energy, Inc. We also note the related disclosure on pages F-10 and F-12 of the respective two sets of financial statements. We do not agree that it is appropriate to present this pro forma information on the face of your audited statements of operations. Rather, we believe that SAB 1:B.2 contemplates disclosure being presented outside of the audited financial statements. It appears to us that your presentation on page P-4 should include the income tax adjustment, with appropriate footnote disclosure, to further satisfy your pro forma disclosure obligations.

The Company followed the guidance of Sections 3410.1 and 3410.2 (under the headings 3400 Special Application and 3410 Sub-Chapter S Corporations and Partnerships) of the CFFRM which read as follows:

3410.1 If the issuer was formerly a Sub-Chapter S corporation (“Sub-S”), partnership or similar tax exempt enterprise, pro forma tax and EPS data should be presented on the face of historical statements for the periods identified below:
•	If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to latest fiscal year and interim period
•	If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.

Securities and Exchange Commission
January 12, 2012

3410.2 In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change if the registrant elects to present pro forma information for all periods pursuant to 3410.1(b). Such pro forma presentations should continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period.

Accordingly, we respectively believe that no amendment to the disclosure in the Current Report is required.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

          Sincerely,

          /s/ Jeffrey M. Gallant

          Jeffrey M. Gallant

cc:           Alan W. Barksdale